82-1209

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, BC Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

September 10, 2002

PRESS RELEASE

Raymond A. Hrkac, President of **GGL Diamond Corp. (GGL.TSX Venture)** is pleased to report on the following drill results.

Drill hole CH02-08SE, located approximately 40 km. south south-west of the Ekati Mine, on the Company's 100% owned Seahorse Property was laid out to test one of three strong magnetic anomalies. The hole was drilled at Azimuth 287.2 degrees at –45 degrees.

The core has not been logged, but a preliminary assessment, subject to confirmation by logging and confirmation by an independent qualified person, indicates the following.

Until confirmation by an independent person under NI 43-101*, the reference to "kimberlite" refers to an "ultramafic rock" that has "characteristics consistent with kimberlite".

Drill Hole CH02-08SE

From (Metres)	To (Metres)	Description
0	77.0	Metasedimentary rocks
77.0	88.5	broken Metasediment and breccia
88.5	119.0	"kimberlite"
119.0	120.6	Metasedimentary rocks
120.6	134.5	"kimberlite"
134.5	138.8	Metasedimentary rocks
138.8	177.7	"kimberlite"
177.7	226.0	Metasedimentary rocks, End of Hole.

Once logged, sections of the core will be submitted for microdiamond analysis.

The drill is now being readied for a move to the second magnetic target located about 670 metres to the south south-east.

GGL DIAMOND CORP.

Raymond A. Hrkac
President

dlo 9/25

*T.E. Lisle, P.Eng. is the Company's qualified person on site. NI 43-101 (Standards of Disclosure for Mineral Projects) "...requires that all disclosure be based on advice by a "qualified person" and in some circumstances that the person be independent of the issuer and the property...".

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604)684-3376.